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                                                                EXHIBIT 99(g)(4)

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

             AMENDMENT AND RESTATEMENT OF COMPENSATION AGREEMENT AND
            AMENDMENT TO CUSTODIAN AGREEMENT DATED AS OF JULY 1, 2005

      WHEREAS, First American Investment Funds, Inc., a Maryland corporation (hereinafter called the "Fund"), and First Trust National Association, a national banking association organized and existing under the laws of the United States of America, previously entered into a Custodian Agreement dated September 20, 1993 (the "Custodian Agreement"); and

      WHEREAS, First Trust National Association, with the consent of the Fund, assigned its rights and obligations under the Custodian Agreement to U.S. Bank National Association, a national banking association organized and existing under the laws of the United States of America (the "Custodian") by an Assignment and Assumption Agreement dated as of May 1, 1998; and

      WHEREAS, Article 12 of the Custodian Agreement provides that the Custodian shall be paid compensation at such rates and at such times as may from time to time be agreed on in writing by the parties thereto;

      WHEREAS, the Fund and the Custodian previously entered into a Compensation Agreement which was restated and superseded by subsequent Compensation Agreements, the most recent of which is dated October 25, 2004;

      WHEREAS, the Fund and the Custodian wish to restate and supersede the Compensation Agreement dated October 25, 2004 in order to adjust the custodial fees;

      WHEREAS, the Custodian invests cash balances held in the Custodian Account daily in certain temporary investment vehicles pursuant to procedures adopted by the Custodian and approved by the Fund ("Sweep Procedures");

      WHEREAS, Article 9 of the Custodian Agreement, as amended effective December 4, 2002, contemplates the Custodian making advances for overdrafts and the Fund repaying such overdrafts plus accrued interest; and

      WHEREAS, the Fund and the Custodian wish to amend the Custodian Agreement in order to clarify the Fund's payment obligations with respect to overdrafts and the Custodian's payment obligations with respect to cash balances in the Custodian Account that the Custodian fails to invest as required by the Sweep Procedures.

      NOW, THEREFORE, the Fund and the Custodian agree as follows:

      1. Each series of the Fund, as now in existence or hereafter created from time to time, other than the International Fund as set forth in Section 3 of this Compensation Agreement and Custodian Agreement Amendment, shall pay to the Custodian pursuant to the Custodian Agreement a monthly fee at an annual rate of 0.005% of the average daily net assets of such series. The Custodian shall pay sub-custodian fees with respect to those series that are authorized to utilize foreign sub-custodians out of the compensation payable to the Custodian by such series as set forth in the preceding sentence. The Fund shall reimburse the Custodian for all other out-of-pocket expenses incurred by the Custodian in connection with the performance of the Custodian's services under the

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      Custodian Agreement. Section 1 of this Compensation Agreement and
      Custodian Agreement Amendment restates and supersedes all prior compensation agreements pursuant to Article 12 of the Custodian Agreement.

      2. Article 9 of the Custodian Agreement is hereby replaced in its entirety by the following:

      The Fund shall pay or reimburse the Custodian for any transfer taxes payable upon transfers of Securities made hereunder, including transfers incident to the termination of this Agreement, and for all other necessary and proper disbursements, advances and expenses made or incurred by the Custodian in the performance or incident to the termination of this Agreement. In the event that any advance of funds is made by Custodian on behalf of the Fund, including overdrafts, the Fund agrees to repay the Custodian the amount of the advance plus accrued interest at the prime rate (as published in the Wall Street Journal) minus 100 basis points.

      If the Custodian fails to invest cash balances held in the Custodian Account as required by procedures adopted by the Custodian and approved by the Fund's administrator, the Custodian shall be liable to the Fund for interest to be calculated at the Fed Funds Effective Rate (as published daily by the Federal Reserve) net of the applicable reserve requirement.

      The Custodian shall execute such certificates in connection with Securities delivered to it under this Agreement as may be required, under the provision of any federal revenue act and any Regulations of the Treasury Department issued thereunder or any state laws, to exempt from taxation any transfers and/or deliveries of any such Securities as may qualify for such exemption.

      3. Article 12 of the Custodian Agreement is hereby replaced in its entirety by the following:

      The Custodian shall be paid compensation at such rates and at such times as may from time to time be agreed on in writing by the parties hereto.

      4. Effective as of July 1, 2005 the Custodian Agreement shall no longer apply to the International Fund, and the Supplement to Custodian Agreement dated March 15, 1994, which sets forth rights and obligations regarding Foreign Sub-Custodians for the International Fund, is null and void.

      IN WITNESS WHEREOF, the Fund and the Custodian have caused this instrument to be executed in duplicate as of the date first above written by their duly authorized officers.

                         FIRST AMERICAN INVESTMENT FUNDS, INC.

                         /s/ Jeffery M. Wilson
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                         By: Jeffery M. Wilson
                         Its: Vice President - Administration

                         U.S. BANK NATIONAL ASSOCIATION

                         /s/ Joe D. Redwine
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                         By:  Joe D. Redwine
                         Its: Senior Vice President